# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 12/13/2024
Amends the filing with accession number 0001104659-25-001689
Filed by CIK 0002050571
Persons authorized to receive notices and communications: Brent Winn, P. O. Box 8436, Richmond, Virginia (VA), 23226, 804-338-7708

## Reporting persons
- Kory J. Kramer (CIK 0002050571): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 101,039; shared voting power 0; sole dispositive power 101,039; shared dispositive power 0; aggregate amount beneficially owned 101,039 (7.5% of the class)
  Comment: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D initially filed on January 7, 2025 by Kory J. Kramer (the "Schedule 13D").

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Medalist Diversified REIT, Inc.
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226

## Item 2. Identity and Background
Name of person filing: Kory J. Kramer
Residence or business address: 1400 Newport Center Drive, Suite 230, Newport Beach, CA 92660
Present principal occupation or employment: Partner and Investment Officer, Eagle Four Partners, 1400 Newport Center Drive, Suite 230, Newport Beach, CA 92660
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by replacing in full the prior text of Item 3 with the following:

The 100,000 shares of the Company's common stock, par value $0.01 per share ("Common Stock"), acquired in connection with the Private Placement (as defined in Item 5(c) below) were acquired using personal funds of the Reporting Person in the amount of $1,250,000 in the aggregate.

## Item 4. Purpose of Transaction
Purpose of transaction: Personal investment. No plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: The Reporting Person acquired 100,000 shares of Common Stock at a price of $12.50 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption for transactions by an issuer not involving any public offering under Rule 506(b) under Regulation D of the Securities Act (the "Private Placement"), pursuant to a Subscription Agreement by and between the Reporting Person and the Company dated December 13, 2024. In addition, on January 31, 2025, the Company granted the Reporting Person 1,039 shares of Common Stock as compensation for his service a member of the Board of Directors of the Company.
Other persons with the right to receive dividends or sale proceeds: None

## Signatures
- Kory J. Kramer: /s/ Kory J. Kramer, Kory J. Kramer (03/24/2025)